MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

June 14, 2011

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

June 14, 2011 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced signing of a definitive agreement to acquire a 65% joint venture interest in the Hog Ranch Property, Nevada, US, consideration for which will consist of US $8 million in staged exploration expenditures and the issuance of an aggregate of 1 million common shares of the Company, which payments will commence upon the signing of a Definitive Agreement.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), has signed a final Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property, Nevada (subject to regulatory approval, including the approval of the TSX and the TSX Venture Exchange). The Company is now finalizing a surface exploration and geophysical survey plan for Hog Ranch that it intends to commence immediately. A drill program of approximately 15 Phase 1 holes is expected to take place in early 2012.

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of US$8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration, according to the following schedule.

Exploration expenditures with respect to the property of up to US$8.0 million as follows:

i) US$500,000 on or before the first anniversary of the effective date of the Definitive Agreement (as defined therein);
(ii) a further US$1,000,000 on or before the second anniversary of the effective date of the Definitive Agreement;
(iii) a further US$1,500,000 on or before the third anniversary of the effective date of the Definitive Agreement;
(iv) a further US$2,000,000 on or before the fourth anniversary of the effective date of the Definitive Agreement;
(v) a further US$3,000,000 on or before the fifth anniversary of the effective date of the Definitive Agreement; and

Share payments of up to 1.0 million shares as follows:
(i) 200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the applicable stock exchanges; and
(ii) 200,000 common shares of Pacific Rim on or before each of the second, third, fourth and fifth anniversaries of the effective date of the Definitive Agreement.

Pacific Rim, through PREx, is the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

The Hog Ranch Property is located in Washoe County, Nevada, approximately 180 km north of Reno, and consists of 465 unpatented claims and 239 hectares of fee lands. Approximately 200,000 ounces of gold were produced at Hog Ranch from a small heap leach mine operated by Western Goldfields and subsequently Western Mining in the late 1980’s and early 1990’s. These low-grade ores were extracted from the uppermost parts of a low-sulfidation epithermal system. Western Mining reclaimed the mine site to regulatory approved conditions, including backfilling the pits.

Several companies have explored for low-grade gold mineralization and conducted limited exploration in the deeper parts of the Hog Ranch epithermal system, where higher grade feeder veins are likely to reside. Pacific Rim’s focus is high-grade banded epithermal veins recoverable in an underground operation. PREx will take its usual approach of detailed geology with special attention to the structural geology to identify these deeper drill targets.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

June 22, 2011